UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of:  December 2008

000-29144

(Commission File Number)

ILOG S.A.

(Translation of registrant’s name into English)

9 rue de Verdun BP 85

94253 Gentilly, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-          .

Implementation of the Squeeze-Out and Delisting of Shares.

On December 19, 2008, the French Autorité des marchés financiers (the “AMF”) published the timetable for the mandatory sale to CITLOI S.A.S., a société par actions simplifiée organized under the laws of the Republic of France and a wholly-owned subsidiary of International Business Machines Corporation, of all ordinary shares of ILOG, S.A. (“ILOG”) not held by CITLOI S.A.S. (the “squeeze-out”).

Pursuant to this timetable, today, December 29, 2008, the squeeze-out of the ordinary shares held by the minority shareholders of ILOG was implemented, at a price of €10 per ordinary share.  In total, CITLOI, S.A.S. acquired through the squeeze-out a maximum of 674,603 ordinary shares, representing 3.17% of the share capital and voting rights of ILOG.  As a result, all remaining minority shareholders ceased to have an equity interest in ILOG and CITLOI S.A.S. now owns 100% of the voting rights and the share capital of ILOG.

In addition, the ordinary shares of ILOG were delisted from Euronext Paris today and, as of December 30, 2008, the trading of the American depositary shares of ILOG on NASDAQ Global Select Market will be suspended. ILOG will also seek to terminate the registration of its ordinary shares and American depositary shares under the U.S. Securities Exchange Act of 1934, as amended, by making a filing to that effect with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ILOG S.A.

	By:	/s/ Jérôme Arnaud
		Name:	Jérôme Arnaud
		Title:	Chief Financial Officer

Date: December 29, 2008